ROPES & GRAY LLP
PRUDENTIAL TOWER
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BOSTON, MA 02199-3600
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February 24, 2017	William M. Beaudoin
T + 617 854-2337
william.beaudoin@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds I (Registration Nos. 033-44909 and 811-06520)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds I (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 84 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on December 29, 2016, relating to AMG TimesSquare All Cap Growth Fund and AMG Managers CenterSquare Real Estate Fund (formerly AMG Managers Real Estate Securities Fund) (each a “Fund,” and collectively the “Funds”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Funds’ prospectus (the “Prospectus”).

General

1.    Comment: The Staff notes that certain material information was omitted from Post-Effective Amendment No. 84. Please confirm all information will be filed with the SEC in a post-effective amendment to the Trust’s Registration Statement relating to the Funds to be filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”).

Response: The Trust confirms that all information identified as omitted from Post-Effective Amendment No. 84 will be filed with the SEC in the 485(b) Amendment.

2.    Comment: Please confirm that the portfolio manager(s) of each Fund are jointly and primarily responsible for the day-to-day management of such Fund and disclose in accordance with Form N-1A.

Response: The Trust confirms that the portfolio managers of each Fund are jointly and primarily responsible for the day-to-day management of the Fund, and notes that such disclosure appears in the “Fund Management” section of the Prospectus.

3.    Comment: The Staff notes that the “Additional Investment Policies” section of the SAI states that “[e]ach Fund reserves the right, without notice, to make any investment, or use any investment technique, except to the extent that such activity would require a shareholder vote, as discussed below under ‘Fundamental Investment Restrictions.’” Each Fund is required to invest consistent with its stated investment strategy consistent with Item 16(b) of Form N-1A. Please revise the above-referenced disclosure in light of the Staff’s view that the disclosure gives the Funds too much discretion.

Response: The Trust respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. Item 16(b) of Form N-1A requires a Fund to “describe any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies.” Consistent with this requirement, the “Additional Investment Policies – Investment Techniques and Associated Risks” section provides a description of the types of securities and techniques that are currently intended to be utilized by each Fund. In addition to listing the types of securities and techniques that are currently intended to be utilized by each Fund, the Trust also includes the above-referenced disclosure to inform shareholders that the Fund’s permissible investments could change over time. Therefore, the Trust respectfully declines to make the requested change.

AMG TimesSquare All Cap Growth Fund

4.    Comment: Please confirm whether the Fund intends to invest in emerging market securities. If applicable, please add disclosure relating to investments in emerging markets.

Response: Although emerging market securities are a permissible investment of the Fund and are disclosed in the SAI under “Additional Investment Policies—Investment Techniques and Associated Risks,” the Trust confirms that the Fund does not currently intend to invest in emerging market securities as a principal investment strategy. Therefore, the Trust has not added any disclosure in response to this comment.

5.    Comment: In the “Additional Information About the Funds—AMG TimesSquare All Cap Growth Fund—Additional Information About the Fund’s Principal Investment Strategies” section, the Trust includes three bullet points that describe the Subadviser’s techniques in managing the Fund. Consider adding a summary description of these three bullet points in the “Summary of the Funds—Principal Investment Strategies” section of the Fund’s Prospectus.

Response: The Trust notes that it has revised the Fund’s disclosure in response to the Staff’s comment as follows: “The Subadviser utilizes fundamental growth equity research which emphasizes the quality of a company’s management, identifying superior business models that have a sustainable competitive advantage, and the potential for strong, consistent growth. The Subadviser seeks out stocks that have the potential for significant price appreciation over the following 12-18 months and price/earnings ratios at a discount relative to their earnings growth rates. Potential investments are normally generated through traditional financial analysis, company visits, and management assessments.”

6.     Comment: The “Additional Information About the Funds—AMG TimesSquare All Cap Growth Fund—Additional Information About the Fund’s Principal Investment Strategies” section states that the Fund may invest in exchange-traded funds (“ETFs”). Please confirm whether this is a principal risk of investing in the Fund and, if so, disclose in the “Summary of the Funds—Principal Risks” section of the Prospectus.

Response:    Although the Fund may invest in ETFs, the Trust respectfully submits that the risks associated with investments in ETFs are not a principal risk of investing in the Fund.

AMG Managers CenterSquare Real Estate Fund

7.    Comment: Please confirm that all principal investment strategies are included in the “Summary of the Funds—Principal Investment Strategies” section of the Prospectus pursuant to Item 4 of Form N-1A.

Response: The Trust confirms that the “Summary of the Funds—Principal Investment Strategies” section of the Prospectus includes a summary of the Fund’s principal investment strategies as required by Item 4 of Form N-1A. However, as noted in response to comment 8 below, the Trust has revised the Fund’s disclosure in this section.

8.    Comment: The Staff believes that the reference to “companies principally engaged in the real estate industry” in the “Summary of the Funds—Principal Investment Strategies” section of the Prospectus is confusing. Please consider revising this language to refer to “companies with real estate activities” or something similar.

Response: The Trust believes that term “companies principally engaged in the real estate industry” is appropriate and notes that several real estate funds in other fund complexes have an 80% policy under Rule 35d-1 under the Investment Company Act of 1940, as amended, to invest in companies principally engaged in the real estate industry. However, the Trust notes that it has revised the Fund’s disclosure in response to the Staff’s comment as follows: “For purposes of the Fund’s investment policies, Centersquare Investment Management, Inc. (“CenterSquare” or the “Subadviser”) considers a company ~~is~~ to be principally engaged in the real estate industry if it (i) derives at least 50% of its revenues ~~from, or if it~~or profits from the ownership, construction, management, financing or sale of residential, commercial or industrial real estate, or (ii) has at least 50% of its assets ~~in, companies principally engaged in the~~invested in residential, commercial or industrial real estate ~~industry~~. The Fund invests primarily in REITs and equity securities.”

9.    Comment: The Staff notes that “IPO Risk” and “Small-Capitalization Stock Risk” are listed as principal risks of investing the Fund. Please include corresponding disclosure in the “Summary of the Funds—Principal Investment Strategies” section of the Prospectus.

Response: The requested change has been made.

10.    Comment: Please include disclosure regarding the specific risks of investing in real estate investment trusts (“REITs”), in addition to the disclosure that currently appears under “Real Estate Industry Risk.”

Response: The requested change has been made.

Please direct any questions you may have with respect to this filing to me at (617) 854-2337.

Very truly yours,

/s/ William M. Beaudoin

William M. Beaudoin

cc:	Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.